Exhibit 99.1

AEGON reaches final agreement to reduce charges on unit-linked insurance policies in the Netherlands

AEGON has reached a final agreement with Stichting Verliespolis and Stichting Woekerpolis Claim to reduce charges for customers of its unit-linked insurance policies in the Netherlands. The agreement is part of industry-wide efforts in the Netherlands to address concerns over charges related to unit-linked insurance products.

AEGON previously announced improvements to such policies last September. Based on the information available at that time, the company estimated the cost at approximately EUR 140 million before tax. Under the final agreement announced today, AEGON will commit an additional maximum amount of EUR 110 million before tax to improve terms and conditions of its unit-linked policies, which includes a maximum of EUR 80 million before tax to assist those customers experiencing adverse financial circumstances.

As a result of the final agreement, there will be an additional impact on the company’s embedded value of approximately EUR 70 million after tax. The cost of improvements will be reflected in AEGON’s earnings over the remainder of the lifespan of affected policies. Consequently, AEGON expects no significant impact on its 2009 income statement as it has adequate provisions.

The final agreement is the result of several months of negotiations between AEGON and organizations in the Netherlands representing the interests of customers. These organizations will be involved in supervising the implementation of the agreement.

“We are pleased to have reached a good agreement for our customers”, said Marco Keim, member of AEGON’s Management Board. “The Dutch Financial Service Ombudsman has examined the AEGON agreement and confirmed that it is fully in line with his Recommendation and consistent with prior agreements of other insurance companies”.

Before this agreement, AEGON had made substantial improvements by reducing costs and premiums for its unit-linked insurance products in the Netherlands. These previous improvements, introduced over a number of years, are valued at approximately EUR 380 million before tax. AEGON’s unit-linked portfolio consists of 1.3 million policies, of which 50% have a guaranteed minimum return.

20090713

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ just over 31,000 people and have over 40 million customers across the globe.

Key figures	First quarter 2009	Full year 2008

Underlying earnings before tax	EUR (22) million	EUR 1.57 billion

New life sales	EUR 543 million	EUR 2.63 billion

Gross deposits	EUR 8.2 billion	EUR 40.75 billion

Revenue generating investments (End of period)	EUR 334 billion	EUR 332 billion

For further information:

Communications AEGON The Netherlands	Investor relations
Debora de Laaf	Gerbrand Nijman
+ 31 (0)70 344 8730 / +31(0)6 1133 1501	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: ddelaaf@aegon.nl	E-mail: ir@aegon.com

Media relations AEGON N.V.

Dick Schiethart

+ 31 (0)70 – 344 8956

E-mail: gcc-ir@aegon.com

Website

www.aegon.com

Local knowledge. Global power. | Page 2 of 3

Disclaimer

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Local knowledge. Global power. | Page 3 of 3